ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

August 17, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:           ITT Educational Services, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
Form 10-Q for period ended March 31, 2012
Filed April 26, 2012
Form 10-Q for period ended June 30, 2012
Response dated July 27, 2012
File No. 001-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 6, 2012 relating to the Company’s above-referenced reports.  For the sake of convenience, we have reproduced the comment below, with our response thereto following such comment.

Form 10-Q for period ended June 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Private Student Financing Update, page 23

1.
Comment:  We note your revised disclosure provided in response to comment 2 in our letter dated July 12, 2012, specifically the disclosure provided beginning on page 23 of your Form 10-Q for period ended June 30, 2012.  In future filings, please include disclosure that specifically addresses period to period changes in the amount of internal student financing that you provide to your students.  We note your disclosure beginning on page 23 that in the first six months of 2012, you increased the amount of internal student financing that you provide to your students, which negatively impacted your liquidity and exposed you to greater credit risk.  In addition, please fully describe your internal student financing program, and similar to your prior disclosure related to your unaffiliated private education loan programs, disclose the percentage of net revenue, or cash receipts, funding received on behalf of your students pursuant to your internal student financing program amounts to for each period discussed.

Response:  In response to this comment and the Company’s discussions with Mr. Spirgel on August 13, 2012 regarding this comment, in future filings, the Company will expand its disclosure related to internal student financing substantially as follows or variations thereof depending on the circumstances at the time (changes from disclosure in the Company’s Form 10-Q for the period ended June 30, 2012 are marked):

“Private Student Financing Update.  In 2011 and 2010, we received funds on behalf of our students from unaffiliated private education loan programs, which represented, in ~~the~~ aggregate, approximately 7% of our cash receipts in 2011 and 12% of our cash receipts in 2010.  As previously discussed, the two private education loan programs that provided the vast majority of private education loans to our students in 2011 and 2010 expired in 2011.  As a result, in the first ~~six months of 2012, we have increased the amount of internal student financing that we provide to our students.~~[six] months of 2012, we increased the amount of internal student financing that we provided to our students.  The internal student financing that we provide to our students consists of non-interest bearing, unsecured credit extended to our students and is included in Accounts receivable, net on our Condensed Consolidated Balance Sheets.  Payment of the student’s account balance is generally due by the end of the student’s academic year (which is generally nine months) or at the end of enrollment, whichever occurs first.  As of [June 30, 2012], our accounts receivable less allowance for doubtful accounts increased [$25.6] million, or [53.2%], to [$73.7] million compared to [$48.1] million as of December 31, 2011, primarily due to the increase in the amount of internal financing that we provided to our students in the first [six] months of 2012.

The increased amount of internal student financing that we ~~have~~ provided to our students as a result of the expiration of the two primary private education loan programs for our students in 2011 has negatively impacted our liquidity and exposed us to greater credit risk.  Internal student financing typically provides for ~~payments~~payment to us by our students ~~over an extended term~~by the end of the student’s academic year or at the end of enrollment, whichever occurs first, compared to payments from private education loan programs, which ~~has~~we typically received at the beginning of a student’s academic year.  This change in the timing of payments had a material adverse effect on our cash flows from operations in the first [six] months of 2012.  In addition, we have the risk of collection with respect to our internal student financing, which ~~has~~ caused us to increase our allowance for doubtful accounts as of [June 30, 2012] compared to [June 30, 2011] and ~~has~~ resulted in an increase in our bad debt expense as a percentage of revenue in the first [six] months of 2012 ~~compared~~ to [5.2%] compared to [3.9%] in the ~~same prior year period.  Increases~~[six] months ended [June 30, 2011].  The increase in internal student financing ~~also increased our accounts receivable and~~was the primary cause of the [9.3]-day increase in our days sales outstanding to [20.3] days as of [June 30, 2012] compared to [11.0] days as of [June 30, 2011~~.~~].  Further, our deferred revenue decreased ~~as of~~ [$145.0] million, or [54.3%], to [$121.9] million as of [June 30, 2012] compared to [$266.8] million as of [June 30, 2011~~,~~], primarily due to the decrease in the amount of funds received from private education loans made to our students by third-party lenders.

A continued lack of availability of private education loans for our students ~~will~~could continue to materially adversely impact our financial condition and cash flows.  We are pursuing arrangements with unaffiliated lenders for them to provide private education loans to our students and their parents who qualify.  We cannot assure you, however, that we will be able to timely identify alternative lenders on terms as favorable to us as the previous programs were, or at all.  Adverse market conditions for consumer loans and student loans, including lenders’ difficulties in reselling or syndicating student loan portfolios, have resulted and could continue to result in providers of private education loans reducing the availability of, or increasing the costs associated with, providing those loans to students.  The loan underwriting standards can vary significantly among lenders, which could adversely affect the ability of some of our students to obtain private education loans.  In particular, private education loans to students with low credit scores are difficult to obtain.  During such time as our students and their parents are unable to obtain private education loans, we ~~intend to~~may continue to provide internal student financing to our students and/or assist our students in identifying other sources of financial aid, which ~~will~~could result in a continuation of the adverse factors that are described in the preceding ~~paragraph~~two paragraphs, including a material adverse effect on our financial condition and cash flows.”

In addition, in future filings, the Company will provide a cross-reference to the “—Private Student Financing Update” subsection in other locations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section where internal student financing is referenced as a primary cause of changes to other financial and operating metrics of the Company, to the extent applicable.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer